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                                     LOGO OF
                            AETERNA LABORATORIES INC.




                UNITED STATES PATENT AND TRADEMARK OFFICE GRANTS
                     AETERNA LABORATORIES ANOTHER KEY PATENt

QUEBEC CITY, QUEBEC, MARCH 6, 2001 - AEterna Laboratories Inc. (TSE: AEL;
NASDAQ: AELA) announced today that the United States Patent and Trademark Office has granted the Company an additional key patent, valid until 2018. Patent 6,168,807 covers a new process involved in the isolation of bioactive components from cartilage, thus broadening the protection and exclusivity of the Company's lead compound, Neovastat. Consequently, this fifth patent enlarges AEterna's patent portfolio which now includes 150 claims issued in the United States, with three other patents pending.

"This patent, which has also been filed on a worldwide basis, is an important milestone in strengthening our exclusive intellectual property position with Neovastat," commented Gilles Gagnon, Vice President and Chief Operating Officer at AEterna. `'It will contribute to securing a competitive market position for our current and potential pharmaceutical partners."

ABOUT AETERNA'S PATENT PORTFOLIO

AEterna's patent portfolio now includes five patents issued in the United States. PATENT 5,618,925 contains 28 claims that cover various processes of making extracts from cartilage having an antiangiogenic activity and an effect on tumor regression. This patent also covers the process for the preparation of AE-941/Neovastat. PATENt 5,985,839 contains 57 claims that principally cover various soluble cartilage fractions, comprising the AE-941/Neovastat, made by various processes having an antiangiogenic activity and an effect on tumor regression. It also covers methods of using these extracts in treating skin diseases that are related to angiogenesis, and tumor proliferation. PATENT 6,025,334 contains 28 claims that cover two new activities obtained from cartilage extracts, the anticollagenolytic and the anti-inflammatory activities. It also covers an improved process of preparation of cartilage extracts for topical formulations. It further contains claims that cover process of preparation of cartilage extract made with other species. PATENT 6,028,118 contains 12 claims that cover methods for treating various skin disorders by topical application. The fifth one, USP 6,168,807 contains 17 claims that cover a new process for the preparation of extracts with organic solvents. These patents have also been filed in several countries.




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ABOUT AETERNA AND AE-941/NEOVASTAT

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis to treat a variety of conditions. It's lead compound, AE-941/Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

AE-941/Neovastat is currently used in two Phase III clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of bone marrow cancer.

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


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For more information, contact:

Paul Burroughs
Director of Communications
AEterna Laboratories
Tel.:418-652-8525, ext. 406
Fax: 418-577-7700
E-mail: paul.burroughs@aeterna.com

USA
Investor Relations:
Ms. Dian Griesel
The Investor Relations Group Inc.
Tel.: 212-736-2650
Fax: 212-736-2610
E-mail: TheProTeam@aol.com

MEDIA
John W. Walker
Tel.: 212-722-6040
Fax: 212-535-3380
E-mail: jwwalker44@cs.com